Exhibit 99.1

James Hardie Industries SE

Level 3
22 Pitt Street
Sydney NSW 2000 Australia

27 June 2011	Tel: 02 8274 5239
Fax: 02 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia
The Manager
Company Announcements Office
ASX
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
The 2011 Annual General Meeting of James Hardie Industries SE (James Hardie) will be held on Tuesday, 16 August 2011 at the Hibernia II Room, Four Seasons Hotel, Simmonscourt Road, Dublin, Ireland at 7:30am (Dublin time) and simultaneously broadcast to a meeting to be held on Tuesday, 16 August 2011 at the Adelaide Room, Sofitel Sydney Wentworth, Sydney, New South Wales, Australia at 4:30pm (AEST).
Security holders wishing to place an item on the agenda of the AGM must submit a request in accordance with Article 53(b) by either:
•	delivering a hard copy of the request to James Hardie’s registered office:

Second Floor, Europa House, Harcourt Centre, Harcourt Street Dublin 2, Ireland; or

•	emailing a soft copy of the request to investor.relations@jameshardie.com.au.
Yours faithfully
Sean O’Sullivan
Vice President — Investor and Media Relations
James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),
James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719